[Republic Services, Inc. Letterhead]
June 9, 2010
VIA FACSIMILE AND EDGAR
Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

RE:	Republic Services, Inc. Registration Statement on Form S-4, as amended Filed May 6, 2010 (File No. 333-166567)
Dear Ms. Long:
     Reference is made to your letter, dated June 1, 2010 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), concerning the Registration Statement of Republic Services, Inc. (the “Issuer”) and its guarantor co-registrants (collectively, the “Company”) and related exhibits, on Form S-4 (File No. 333-166567) (as amended, the “Registration Statement”) relating to the Issuer’s offer to exchange its outstanding, unregistered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040 for substantially identical, registered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040, respectively. Concurrently with this letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3.
     Set forth below are the Issuer’s responses to the Comment Letter. To facilitate the Staff’s review, the headings and numbered comments from the Comment Letter have been repeated in this letter in bold face type, and the Issuer’s response immediately follows each numbered comment in regular type.
General
1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Pamela A. Long
June 9, 2010

Response: Concurrently herewith, the Company is providing the requested supplemental letter as Annex I stating that it is registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
2.	Please provide written confirmation that the exchange offers will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement, including exhibit 99.1, that the exchange offers could be open for less than the required 20 business days because the exchange offers expire at 5:00 p.m. instead of midnight on what may be the twentieth business day after they begin. See Q&A 8 in Release No. 34-16623.
Response: The Company confirms that the exchange offers will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act, as the 5:00 p.m. deadline will be on the twenty-first business day after launch.
3.	As applicable, please revise the letter of transmittal filed as exhibit 99.1 to comply with the comments in this letter.
Response: Concurrently with this letter, the Company is electronically transmitting, as part of Amendment No. 3, a revised letter of transmittal to comply with the Staff’s comments in the Comment Letter.
Prospectus’ Outside Front Cover Page
4.	Please revise the caption or heading at the top of the page to indicate that the prospectus covers the offer of the related guarantees. See Item 501 of Regulation S-K.
Response: The Company has revised the caption on the outside front cover page of the prospectus to indicate that the prospectus covers the offer of the related guarantees.
Prospectus’ Inside Front Cover Page
5.	Please include the information required by numbered paragraphs (1) and (2) of Item 2 of Form S-4.
Response: The Company has revised the inside front cover page of the prospectus to include the information required by numbered paragraphs (1) and (2) of Item 2 of Form S-4.
6.	Please revise the table of contents to delete the references to the exhibits. The table of contents should cover only the contents of the prospectus. See Item 502(a) of regulation S-K.

Pamela A. Long
June 9, 2010

Response: The Company has revised the table of contents to delete any references to the exhibits. While the exhibits did not appear on our printed copies of the prospectus, we now realize that the exhibits appeared in the electronic filing and have corrected this in Amendment No. 3.
Disclosure Regarding Forward-Looking Statements, page iii
7.	The exchange offers covered by the registration statement constitute tender offers, and the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with tender offers. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, state explicitly that the safe harbor protection that the Act provides does not apply to statements made in connection with the exchange offers.
Response: The Company has revised the disclosure on page iii by deleting the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.
Summary, page 1
Certain United States Federal Income Tax Consideration, page 5
8.	Please revise your subheading to remove the word “certain” because it may suggest that you have not included disclosure of all material United States federal income tax considerations. Please make conforming changes to the “Certain U.S. Federal Income Tax Considerations” section beginning on page 48. Further, please delete the phrase “a general discussion” in the first sentence on page 48, and clarify that the discussion describes the material United States federal income tax consequences of the exchange offers.
Response: The Company has revised the subheading on pages i, 5 and 48 to replace the word “certain” with the word “material.” The Company has deleted the phrase “a general discussion” in the first sentence on page 48 and has clarified that the discussion describes the material United States federal income tax consequences of the exchange offers.
Guarantees, page 6
9.	Please clarify here and throughout the registration statement, as necessary, whether the guarantees are full and unconditional.
Response: The Company has revised the disclosure on pages 6 and 35 to clarify that the guarantees are full and unconditional.

Pamela A. Long
June 9, 2010

Risk Factors, page 11
10.	We note the statements “The risks and uncertainties described herein and therein are not the only ones facing us. Additional risks and uncertainties not presently known to us or those we currently deem immaterial may also occur.” Since you are required to disclose all risk factors that you believe are material at this time, please delete the statements.
Response: The Company has revised the disclosure on page 11 to delete the requested statements.
The Exchange Offers, page 24
Terms of the Exchange Offers, page 25
11.	Rule 14e-1(c) under the Exchange Act requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offers, as applicable. Please revise here and throughout the registration statement, as necessary, the phrase “as promptly as practicable” so that it reads “promptly.”
Response: The Company has revised the disclosure on pages 5 and 26 and pages 6 and 11 in Exhibit 99.1 to replace the phrase “as promptly as practicable” with the word “promptly.”
Expiration Date; Extensions; Amendment; Termination, page 26
12.	We note that you expressly reserve the right to delay acceptance of any initial notes. Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Please confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.
Response: The Company has revised the disclosure on page 26 to clarify that the right to delay acceptance is due to an extension of the exchange offer. The Company hereby confirms that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.
13.	Please confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.
Response: The Company hereby confirms that it will disclose the approximate number of notes tendered to date with its public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Pamela A. Long
June 9, 2010

Procedures for Tendering, page 28
14.	We note your reservation of the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes. Please revise to indicate that if you waive any condition of the exchange offers, you will waive the condition for all original notes.
Response: The Company has revised the disclosure on page 29 to indicate that if it waives any condition of the exchange offers, it will waive the condition for all unregistered notes.
15.	We note the statement “Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine.” We believe that this statement may suggest conditions to the exchange offer may be waived after the exchange offer’s expiration. Please revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer’s expiration.
Response: The Company has revised the disclosure on page 29 to clarify that all conditions to the exchange offer must be satisfied or waived before the exchange offer’s expiration.
Description of the Exchange Notes, page 33
16.	We note the statements “...we summarize material provisions of the indentures,” and “Our discussion of indenture provisions is not complete” in the second paragraph. Please revise to clarify that the discussion includes all material provisions of the indentures.
Response: The Company has revised the disclosure on page 33 to clarify that the discussion of indenture provisions includes all material provisions of the indentures.
Certain U.S. Federal Income Tax Consideration, page 48
Dispositions, page 49
17.	Please revise to remove the words “In general” because the words may imply that investors cannot rely on the disclosure. Alternatively, please describe the basis for any uncertainty of the federal income tax consequences for United States holders.
Response: The Company has revised the disclosure on page 49 to remove the words “in general” under the “Dispositions” subheading.
Where You Can Find More Information, page 52
18.	We note the “not necessarily complete” language. Please revise your disclosure to clarify that statements in the prospectus on the contents of any contract or other document filed as an exhibit to the registration statement include all material provisions of the contract or other document.

Pamela A. Long
June 9, 2010

Response: The Company has revised the disclosure on page 52 to remove the “not necessarily complete language.” In light of this deletion, the Company respectfully submits that the clarification requested by the Staff is not necessary.
Undertakings, Page II-61
19.	Please revise your undertakings disclosure to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.
Response: The Company has revised the undertakings disclosure to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.
Exhibit 5.1
20.	We note the statement “We express no opinion concerning the contents of the Registration Statement or the Prospectus, other than as to the validity of the New Notes.” Please tell us what you mean by “validity” in this context as well as in the context of the statement in the legal matters section of the prospectus. In this regard, we note that the applicable requirement is for an opinion that the debt securities, including both the notes and the guarantees, are binding obligations of the registrants. We may have additional comments based on your response.
Response: The Company respectfully advises the Staff that “validity” in this context is intended by counsel for the Company to mean that the debt securities, including both the notes and the guarantees, are binding obligations of the registrants.
21.	Please provide us written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and reported judicial decisions interpreting the statute.
Response: The Company respectfully advises the Staff that counsel for the Company concurs with the Staff’s understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and reported judicial decisions interpreting the statute.
22.	Please delete the statement that “To the extent any document relevant to this opinion provides that it is governed by the laws of a jurisdiction other than the State of New York, we are nevertheless rendering this opinion as if such document were governed by the internal laws of the State of New York.” This assumption is inappropriate.
Response: Concurrently with this letter, the Company is electronically transmitting, as part of Amendment No. 3, a revised Exhibit 5.1 to delete the assumption quoted in the Staff’s comment above.

Pamela A. Long
June 9, 2010

     Any questions or comments with respect to this response letter and Amendment No. 3 may be communicated to the undersigned at (480) 627-2375 or to Jodi A. Simala at Mayer Brown LLP at (312) 701-7920. Please send copies of any correspondence relating to these filings to Jodi A. Simala by facsimile to (312) 706-8436 with the original by mail to Mayer Brown LLP, 71 South Wacker Drive, Chicago, IL 60606.
Very truly yours,
/s/ Michael Rissman
Michael Rissman
Executive Vice President, General Counsel
(Enclosures)
cc: Jodi A. Simala

Annex I
Supplemental Letter
[Republic Services, Inc. Letterhead]
June 9, 2010
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Republic Services, Inc. Registration Statement on Form S-4, as amended Filed May 6, 2010 (File No. 333-166567)
Ladies and Gentlemen:
     Republic Services, Inc. (the “Issuer”) and its guarantor co-registrants (collectively, the “Company”) have filed the Registration Statement on Form S-4, as amended (File No. 333-166567) relating to the Issuer’s offer to exchange (the “Exchange Offer”) its outstanding unregistered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040 (the “Unregistered Notes”) for substantially identical, registered 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% Notes due 2019 and 6.20% Notes due 2040, respectively (the “Exchange Notes”). The Company is registering the Exchange Notes in reliance on the position enunciated by the Securities and Exchange Commission (the “Commission”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).
     In connection therewith, the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), or similar interpretive letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     Neither the Company nor any of its affiliates have entered into any agreement or understanding with any broker-dealer to distribute the Exchange Notes.
     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds the Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to resale transactions, without naming such broker-dealer or the amount of Exchange Notes held by such broker-dealer) meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if an exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     If you have any questions or comments, please do not hesitate to contact me at (480) 627-2375 or Jodi A. Simala at Mayer Brown LLP at (312) 701-7920.
     Thank you for your attention to this matter.

Very truly yours, Republic Services, Inc.
By:	/s/ Michael P. Rissman
	Name:	Michael P. Rissman
	Title:	Executive Vice President, General Counsel and Secretary

cc: Jodi A. Simala